10/28

03032962

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rock Resources Inc.

*CURRENT ADDRESS

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4504 FISCAL YEAR 5-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 10/29/03

82-4504

03 OCT 28 AM 7:21

ROCK RESOURCES INC.

AR/S

5-31-03

MANAGEMENT INFORMATION CIRCULAR FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF THE MEMBERS TO BE HELD ON NOVEMBER 24, 2003

Dated: October 14, 2003

ROCK RESOURCES INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of the Members of Rock Resources Inc. (the "Company"), will be held in the Boardroom at Suite 1300 - 1111 West Georgia Street, Vancouver, B.C., on Monday the 24th day of November, 2003 at 08:00 a.m., Vancouver time, for the following purposes:

1. To receive the report of the Directors of the Company;

2. To receive the Financial Statements of the Company for the year ending May 31, 2003 and the Report of the Auditor thereon;

3. To appoint De Visser Gray, Chartered Accountants, as the new auditors of the Company to hold office until the next Annual General Meeting, at a remuneration to be fixed by the Directors;

4. To fix the number of Directors of the Company at five (5);

5. To elect Directors for the Company for the ensuing year;

6. To approve the adoption of the Company's 2003 Stock Option Plan as more particularly described in the accompanying Information Circular;

7. To consider and if thought fit, approve the additional option matters, as detailed in the accompanying Information Circular;

8. To approve the special resolution consolidating the Company's share capital on the basis of up to ten (10) old common shares for one (1) new common share;

9. To approve the special resolution altering the Memorandum of the Company as to the number of authorised common shares allowing for 100,000,000 common shares to be authorised after the consolidation, if any, of the Company's issued share capital;

10. To approve the special resolution altering the Memorandum of the Company to change the name of the Company as more particularly described in the accompanying Information Circular;

11. To authorise the directors, in their discretion, to issue shares in excess of the Company's issued capital in accordance with the terms of any proposed future acquisitions, private placements, rights offering, prospectus financing and corresponding Broker's Warrants and future shares for debt settlements;

12. To approve, ratify and confirm all acts, contracts, proceedings, appointments and payments of money by the Directors and Officers of the Company since the last Annual General Meeting of the Company as appear in the proceedings and records of the Company; and

13. To transact such other business as may properly be brought before the Meeting and any and all adjournments thereof.

Accompanying this Notice are the President's Report to the Members, the Financial Statements for the year ended May 31, 2003, together with the Report of the Auditor thereon, an Information Circular, an Instrument of Proxy, and a Supplemental Mailing List Form.

A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in the Member's stead. If you are unable to attend the Meeting in person, please read the Notes accompanying the enclosed Instrument of Proxy and then complete and return the proxy within the time set out in the Notes.

As set out in the Notes, the enclosed Instrument of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provide the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 14th day of October, 2003.

BY ORDER OF THE BOARD

"Graeme Rowland"

Graeme Rowland

Chairman & President

REPORT TO THE MEMBERS

Your management team set the Company on the road to build significant shareholder value.

This objective necessitated a number of changes to the style of the Company's modus operandi. The two principle ones being:

1. Expenditure Reduction. To reduce the burn rate by moving away from the large office, telephones, fax, and heavy volume paper routine to the modern, cost effective, electronic ways of operating a company. As a result of these changes, we have a website in operation and are operating out of a small office with one full time employee. The overall burn rate has been reduced significantly and, despite the much increased activity, general and administrative expenses were reduced by $250,000 over the previous period. Management will continue to make all reasonable efforts to keep costs under tight control.

2. Property Diversity. We have moved away from being focused on only one exploration property to having a portfolio of properties. This will enhance our chances of success. The properties give a broad spread of commodities ranging through precious metals, diamonds and desirable base metals. This wide commodity diversification reduces the risk exposure to the Company from commodity price fluctuations. In exploration terms, our range from Grass Roots to Mature with two properties already hosting significant discoveries. Indeed, we have been able to put together a very attractive property portfolio.

To achieve a significant increase in shareholder value with minimal dilution to existing shareholders, the management team took on large projects with a view to financing these properties outside the Company with the Company gaining value through the receipt of consideration in shares, cash and retained interest in some form. To this end, an Irish PLC was formed, Rock Minerals International PLC (RMI), to raise the exploration funds needed to fund these large properties. Institutions were engaged to assist, namely Merrion Corporate Finance in Dublin, IBK Capital in Toronto and KCSA in New York.

Despite the tremendous effort made by all concerned including the receipt by RMI of a formal funding offer for Euro 1.27 million, no funds actually materialized. This led to RMI focusing in a different direction and it changed its name to Cabot Explorations PLC (Cabot). On May 21, 2003 the Company received a non-binding letter of intent proposal from Cabot for the assignment of the Company's Lakemount, Fyre Lake and Temagami East agreements in exchange for shares in Cabot and cash. Included in this proposal was a six months lock up condition and a news release black out. The management agreed to these inclusions and proceeded to negotiate the deal with a view to Cabot being in a position to launch their prospectus during the first week of July 2003. During June 2003 the negotiation moved rapidly forward and broad agreement was reached between the management of the parties plus Cabot took over the exploration of Lakemount with a view to running a drill programme in July 2003. Part of the cash consideration was received by the Company and two sub-agreements entered into. Unfortunately, towards the end of June, 2003 when it became apparent to Cabot that certain directors of the Company had an alternative agenda that excluded present Management, Cabot ceased to move forward to complete their side of the broad agreement. Since that time, the dissenting directors have resigned, but the damage could not immediately be repaired and the loss of the deal's approximate $1,000,000 worth was a significant setback for Management's efforts to build shareholder value. The management is in ongoing negotiations to produce a solution that is beneficial to the Company concerning these three properties.

Exploration of the Margarita property in Arizona proved disappointing and the management commissioned a senior geologist to report on its potential. No further exploration was recommended and the Company dropped this property from the portfolio. Consequently, expenditures totaling $168,946 were written off in the period.

On June 30, 2003 the Company announced that an expanded and extended agreement with Tres-Or Resources Ltd on the 104 claims of the Temagami North project had been reached. This agreement includes a 50% interest in 169 contiguous Cobalt South claim units near Cobalt, Ontario. This agreement has added significantly to the Company's property portfolio in an area which seems likely to produce positive exploration results.

The expropriation claim against the Government of British Columbia is now reaching its final stages and management remains confident that compensation will be paid for the expropriation of the Company's Amber claims. Following the Appeal Court's four to one decision in the Company's favour, the Government has made application seeking leave to appeal to the Supreme Court of Canada and the Company has made reply. Management believe that this Government application will be rejected and that this decision should be announced early in the New Year. Provided this application is rejected, next year will concern the argument as to quantum.

The year has been one of ongoing transition. The board has changed with the resignations of Tom Kennedy, Richard Poulden, Allen Rose, Bruce Hirsche and Elston Johnston and the appointments of John Versfelt, William Jung and Anthony Balme. Management welcomes the recent appointment of Anthony Balme as a director of the Company. Anthony was a senior stockbroker in London. He is a member of the Institute of Chartered Accountants and long time supporter of the Company.

The Company needs now to be restructured in order to give it the best possible chance of attracting funds for exploration. The directors recommend that the shares are consolidated on a ten for one basis to achieve this. Additionally, the directors recommend a change of name to give strength to the Company's new direction.

Management believes that our market timing is good for a reorganized company with a significant portfolio of mineral properties. The commodity and exploration markets have, in our view, bottomed and are rising after a long period of being out of favour. We will be well positioned to take advantage of the rising markets and the increasing investor interest in the sector.

I and all the management thank you for your much appreciated continuing support in helping us build the future of the Company. Pulling together will lead to success and is likely to provide all shareholders with an increasingly valuable investment.

ON BEHALF OF THE BOARD

"Graeme Rowland"

Graeme Rowland
Chairman & President

ROCK RESOURCES INC.

610 – 1111 Melville Street
Vancouver, B.C., V6E 3V6
Tel. (604) 688-3304 Fax (604) 662-4929
E-mail: info@rockresources.com

INFORMATION CIRCULAR
FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF THE MEMBERS
TO BE HELD ON NOVEMBER 24, 2003

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of ROCK RESOURCES INC. (the "Company") for use at the Annual General and Special Meeting (the "Meeting") of the Members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse Members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company. **A Member has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Member shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his/her nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.**

The Instrument of Proxy must be dated and be signed by the Member or by his/her Attorney in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

***Only Registered Members or duly appointed proxyholders are permitted to vote at the Meeting.* Members who do not hold their common shares in their own name** ("Beneficial Members") **are advised that only proxies from Members of record can be recognized and voted at the Meeting.** Beneficial Members who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered Member. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Members is identical to that provided to registered Members. However, its purpose is limited to instructing the registered Member how to vote on behalf of the Beneficial Member.

If common shares are listed in an account statement provided to a Member by a broker, then in almost all cases those common shares will not be registered in such Member's name on the records of the Company. Such common shares will more likely be registered under the name of the Member's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Member. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy to the clearing agencies and intermediaries for onward distribution to non-registered Members. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Members in advance of Members' meetings unless the Beneficial Members have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Member by its broker is identical to the Instrument of Proxy provided by the Company to the registered Members. However, its purpose is limited to instructing the registered Member how to vote on behalf of the Beneficial Member. Should a non-registered Member receive such a form and wish to vote at the Meeting, the non-registered Member should strike out the Management proxyholder's name in the form and insert the non-registered Member's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Members and requests Beneficial Members to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A Beneficial Member receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.** All references to Members in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Members of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Member in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular. At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year dated May 31, 2003 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the Members at the Meeting. The Financial Statements, together with the Auditors' Report thereon, are being mailed to the Members with this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At October 14, 2003, the Company has 18,258,831 common shares without par value issued and outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote. The quorum for a meeting of Members is two persons present in person or by proxy holding not less than 5% of the issued shares of the Company.

October 14, 2003 has been determined as the record date as of which Members are entitled to receive notice of and attend and vote at the Meeting. Members desiring to be represented by Proxy at the Meeting must, to entitle the person duly appointed by the Proxy to attend and vote thereat, deposit their Proxies at the place and within the time set forth in the Notes to the Proxy.

To the knowledge of the Directors and Senior Officers of the Company, as at October 14, 2003, no Member(s) beneficially own or control, directly or indirectly, shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

During the year, pursuant to a private placement, a total of 16,667 units at $1.50 per unit were purchased by a Director for total consideration of $25,000. Each unit consists of two common shares and two common share purchase warrant's (Warrant "A" and "B"). The A warrants entitle the purchaser to purchase one common share at a price of $1.00 per share until June 30, 2003; and the B warrant at $1.50 per share until November 30, 2003. Pursuant to another private placement, a total of 65,000 units at $1.00 per unit were purchased by Directors and former Directors for total consideration of $65,000. Each unit consisted of ten common shares and one common share purchase warrant entitling the shareholder to purchase three common shares at a price of $0.13 per share until April 30, 2003 (expired).

Other than as set out elsewhere in this Information Circular, no insider, no proposed nominee for election as a Director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last financial year or in any proposed transaction, which in either case, has materially affected or will materially affect the Company.

STATEMENT OF EXECUTIVE COMPENSATION

A. Executive Officers of the Company

The following table contains information about the compensation paid to, or earned by, those who were, at May 31, 2003, the Company's chief executive officer (or an individual who acted in a similar capacity) and the four other most highly compensated executive officers (except those whose total salary and bonus does not exceed $100,000) or individuals who were, prior to May 31, 2003, executive officers of the Company during the most recently completed financial year (the "Named Executive Officers"). The Company had two Named Executive Officers, namely Graeme Rowland and Allen Rose as at May 31, 2003.

Summary Compensation Table

	Annual Compensation				Long Term Compensation			
Name & Principal Position	**Fiscal Year Ended May 31**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen-sation ($)**	**Common Shares Under Options /SARs Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP Payouts ($)**	**All Other Compen-sation ($)**
Graeme Rowland Chairman, President & Director	2003 Nil 2002 Nil 2001 Nil	35,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	40,750 262,250 Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Allen Rose (1) CFO & Director	2003 2002 2001	26,815 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Thomas J. Kennedy (2) Former President	2003 2002 2001	Nil Nil 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

Notes:

(1) Mr. Rose ceased to be an officer of the Company on June 19, 2003.

(2) Mr. Kennedy ceased to be an officer of the Company on June 27, 2002.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". During the fiscal year ended May 31, 2003, the Company did not make any LTIP awards to its Named Executive Officers nor did the Company have a pension plan for its Directors, Senior Officers or Employees.

Stock Appreciation Rights

Stock appreciation rights ("SARs") means a right granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to or exercised by the Named Executive Officers or Directors during the fiscal year ended May 31, 2003.

B. <u>Directors of the Company</u>

Non-executive Directors of the Company invoiced the Company a total of $95,315, either directly or indirectly, for their services rendered during the most recently completed financial year of the Company.

The Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year, other than the possible grant of incentive stock options.

C. <u>Options to Purchase Securities</u>

During the financial year ended May 31, 2003, stock options totaling 1,285,750 were granted to Directors and officers of the Company. 121,000 stock options were exercised by the Named Executive Officers for total proceeds of $18,150. There were no SARs or stock option repricings.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Other than routine indebtedness, no Director, Executive Officer or Senior Officer of the Company, or any proposed nominee for election as a Director of the Company, or any associate or affiliate of any such Director, Executive Officer or Senior Officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

See "Statement of Executive Compensation" for particulars of arrangements under which management functions of the Company are performed.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. <u>Election of Directors</u>

Although Management is only nominating five individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting. Advance Notice of the Annual General and Special Meeting was published pursuant to Section 111 of the *Company Act* in the Vancouver Province on September 19, 2003 and no nominations for Directors were received from the Members of the Company.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. **Management does not contemplate that any of the nominees will be unable to serve as a Director.**

The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employment during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

NAME, PLACE OF RESIDENCE PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION AND POSITIONS DURING LAST FIVE YEARS	PERIOD FROM WHICH NOMINEE HAS BEENA DIRECTOR	NUMBER OF COMMON SHARES HELD (4)	% OF ISSUED SHARE CAPITAL
Graeme Rowland, (1) Brussels, Belgium Chairman, President & Director	Managing director of Hawkstrong Ltd. From 1990 – 1999. Self employed 1999 to present. President of the Company since June, 2002.	March 6, 2002	1,824,223	9.99%
John A. Versfelt (2) Maple Ridge, B.C., Canada Secretary, CFO & Director	From 1982 to present, President of American Resources Management Consultants Inc.; from January 1992 to present, President, CEO & Director of Cabo Mining Corp., a public company listed on the TSX Venture Exchange; From May 2003, Chief Financial Officer and Director of Marine BioProducts International Corporation, a public company listed on the TSX Venture Exchange.	June 19, 2003	Nil	Nil
William Jung (1) Vancouver, B.C., Canada Director	President Candao Enterprises Inc. since September, 1991	June 19, 2003	Nil	Nil
James G. G. Watt (1) Vancouver, B.C., Canada Director	President and Director, Clan Resources Ltd. since 1993 and a director of several TSX Venture Exchange companies.	July 23, 2002	Nil	Nil
Anthony Balme Hampshire, U.K. Director	Self Employed Business	October 14, 2003	171,111	Nil

Notes:

(1) Member of the Audit Committee. Pursuant to the provisions of the *Company Act* of British Columbia, the Company is required to have an Audit Committee which, at the present time, is comprised of Messrs. Rowland, Jung, and Watt.

(2) Mr. Verselt was appointed the Chief Financial Officer and Secretary of the Company on June 19, 2003.

(3) The directors, nominees, officers and other members of management of the Company, as a group beneficially own, directly or indirectly 1,995,334 common shares of the Company, representing 10.93% of the total issued and outstanding common shares of the Company.

(4) Information as to voting shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

B. Appointment and Remuneration of Auditor

The persons named in the enclosed Instrument of Proxy will vote for the appointment of De Visser Gray, Chartered Accountants, of Vancouver, British Columbia, as Auditor of the Company, to hold office until the next Annual General Meeting of the Members at remuneration to be fixed by the Directors. De Visser Gray, Chartered Accountants, were appointed to the position of Auditor of the Company at July, 2001.

C. **Stock Option Plan and Repricing of Stock Options**

1. Stock Option Plan

The Exchange requires that all listed companies must implement a stock option plan pursuant to which options are granted to directors, employees, consultants and certain other service providers. The Directors of the Company wish to implement a "rolling" stock option plan (the "Plan") whereby a maximum of 10% of the issued shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.

The term of any options granted under the Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years (or ten years if the Company is reclassified by the Exchange as a Tier 1 Issuer). The exercise price of any options granted under the Plan will be determined by the Board of Directors, in its sole discretion, but shall not be less than the closing price of the Company's common shares on the day preceding the day on which the directors grant such options, less any discount permitted by the Exchange. No vesting requirements will apply to options granted thereunder, however a four month hold period will apply to all shares issued under each option, commencing from the date of grant.

The Plan contains, among other things, the following additional terms and conditions:

(a) all options will be non-transferable;
(b) no more than 5% of the issued shares may be granted to any one individual in any 12 month period;
(c) no more that 2% of the issued shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period;
(d) Disinterested Shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the option holder is an insider; (ii) any grant of options to insiders, within a 12 month period, exceeding 10% of the Company's issued shares; and (iii) any grant of options to any one individual, within a 12 month period, exceeding 5% of the Company's issued shares; and
(e) options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company's common shares.

In the event that an option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to the exercise of the option, the optioned shares that were issuable thereunder will be returned to the Plan and will be eligible for reissue.

The Plan is subject to receipt of Exchange acceptance to its filing.

Reference should be made to the full text of the Plan which will be made available at the registered office of the Company at Suite #502, 595 Howe Street, Vancouver, BC, V6C 2T5, until the business day immediately preceding the date of the Meeting.

Members will be asked to consider, and if thought fit the following resolution approving the implementation of the Plan:

"RESOLVED, as an Ordinary Resolution, that:

(a) the Plan, be and is hereby approved;

(b) the Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Plan entitling the option holders to purchase common shares of the Company;

(c) the Board of Directors or any committee created pursuant to the Plan be and it is hereby authorized to make such amendments to the Plan from time to time, as may be required by the applicable regulatory authorities, or may in its discretion, be considered appropriate by the Board of Directors or committee, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Plan, the approval of the Members;

(d) the approval of the Plan by the Board of Directors be ratified, approved and confirmed and any one Director of the Company be and is hereby authorized to execute any and all documents as the Director deems necessary to give effect to the transactions contemplated in the Plan;

(e) the Company be and is hereby authorized to abandon or terminate all or any part of the adoption of the Plan if the Board of Directors of the Company deems it appropriate and in the best interest of the Company to do so;

(f) the Company be and is hereby authorized to prepare such disclosure documents and make such submission and filings as the Company may be required to make with the Exchange to obtain the approval of the Exchange to the Plan;

(g) any one or more of the directors of the Company be and is hereby authorized and directed to perform all acts, deeds and things and execute, under the corporate seal of the Company, or otherwise, all such documentation and other writings, including necessary treasury order(s), Exchange filing forms, as may be required to give effect to the true intent of this resolution; and

(h) the Board of Directors be authorized in its discretion, to amend, postpone, or abandon the implementation of the foregoing resolutions, including the implementation of the Plan, if, in the Board of Directors' sole opinion, circumstances so warrant."

2. Re-pricing of Stock Options

Exchange Policy 4.4 provides that a listed company must obtain "disinterested shareholder approval" (determined in accordance with TSX Policy 4.4) to:

(a) decrease the exercise price of stock options previously granted to insiders; and

(b) issue to any one insider and such insider's associates, upon the exercise of stock option, shares exceeding 5% of the outstanding listed shares within a one-year period.

Accordingly Members will be asked to pass a resolution authorizing the above specific matters. **The passing of a resolution authorizing the above matters does not necessarily mean that the Company's Board of Directors will exercise the authority granted.**

"RESOLVED, as an Ordinary Resolution of the Disinterested Members, that:

(a) the Board of Directors, in their sole discretion, be hereby authorized to renegotiate (including decrease) the exercise price of stock options previously granted to insiders; and

(b) issue to any one insider and such insider's associates, upon the exercise of stock options, shares exceeding 5% of the issued shares of the Company within a one-year period."

The Board of Directors recommends that the Members of the Company approve this resolution.

UNLESS OTHERWISE INSTRUCTED, THE FORM OF PROXY GIVEN PURSUANT TO THIS SOLICITATION WILL BE VOTED IN FAVOUR.

D. <u>Consolidation of Capital, Increased Authorized Capital and Name Change</u>

1. Consolidation of Capital

The Company has experienced a negative response to raising capital to fund operations and, as a result, the Board of Directors believe that a consolidation of the common shares of the Company may increase the possibility of completing future financings.

Consequently, the Members of the company will be asked to consider, and, if thought advisable, to approve the consolidation of the Company's common shares on the basis of one (1) new common share for every ten (10) common shares issued and outstanding immediately prior to the consolidation, or such other number of issued and outstanding common shares less than ten (10) which the Board of Directors determine appropriate, or which the applicable regulatory authorities approve if the applicable regulatory authorities do not approve the ten (10) for one (1) consolidation (the "Consolidation"). All outstanding options and any other securities granting rights to acquire common shares of the Company will be affected by the Consolidation in accordance with the adjustment provisions contained in the instruments giving rise to the issuance of such securities.
The Consolidation is subject to acceptance by the Exchange and the Board of Directors may, in its own sole discretion, decide not to implement the Consolidation. In addition, in conjunction with the Consolidation, the Members of the Company will be asked to consider, and if thought advisable, to approve a special resolution to amend the Articles of the Company with respect to the Consolidation.

The Members of the Company must approve the Consolidation and the corresponding amendment to the Articles of the Company by special resolution in order to become effective. A special resolution requires the affirmative vote of not less than 75% of the votes cast by Members present at the Meeting in person or by proxy.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the following special resolution in relation to the Consolidation. The complete text of the special resolution to be considered at the Meeting for approval, confirmation and adoption, with or without modification, is substantially as follows:

"**RESOLVED**, as a Special Resolution, that:

1. the Company's common shares be consolidated on the basis of one (1) new common share for every ten (10) common shares issued and outstanding immediately prior to the consolidation, or such other number of issued and outstanding common shares less than ten (10) which the Board of Directors determine appropriate, or which the applicable regulatory authorities approve if the applicable regulatory authorities do not approve the ten (10) for one (1) consolidation (the "Consolidation"); provided, however, that Members shall not receive fractional shares as a result of the Consolidation and the number of common shares held by each Member at the time of the Consolidation be rounded to the nearest whole number of common shares;

2. the Memorandum of the Company be amended with respect to the Consolidation;

3. the Board of Directors may, at its sole discretion, decide to not act on this special resolution without further approval or authorization from the members of the Company; and

4. any one (or more) Director or officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this special resolution."

2. Increase of Authorized Capital

Assuming that the resolution for the consolidation of the Company's authorized capital is approved, the Company's authorized capital will consist of as few as 10,000,000 common shares without par value. In anticipation of the Company's future requirements for equity financing, Members will be asked to approved a special resolution increasing the capital of the Company to 100,000,000 common shares. The text of the special resolution is set forth in Exhibit "A".

In the event that Members do not approve the special resolution, the Company will not increase its authorized share capital. **Management of the Company recommends that the Members approve this Special Resolution.**

Members are asked to authorize the Directors at their discretion to consolidate the existing share capital of the Company's common shares on the basis of up to ten (10) old shares for one (1) new common share. Such consolidation and increase in authorized capital will have the affect of 1,825,883 shares issued and outstanding and 100,000,000 authorized common shares of the Company respectively.

3. Name Change

In the event that the Consolidation is approved, the Company may be required to change the name of the Company pursuant to the policies of the Exchange. As a result, the Members of the Company will be asked to consider and, if thought advisable, approve the change of the name of the Company to "Adroit Resources Inc." or such other name as the Board of Directors determines appropriate and which all applicable regulatory authorities may accept (the "Name Change"). The Name Change is subject to acceptance by the Exchange. The Board of Directors may, in its sole discretion, decide not to implement the Name Change.

In addition, in conjunction with the Name Change, the Members of the Company will be asked to consider and, if thought advisable, to approve a special resolution to amend the Articles of the Company, with respect to the Name Change.

The Members of the Company must approve the Name Change by special resolution in order to become effective. A special resolution requires the affirmative vote of not less than 75% of the votes cast by Members present at the Meeting in person or by proxy.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the following special resolution in relation to the Name Change. The complete text of the special resolution to be considered at the Meeting for approval, confirmation and adoption, with or without modification, is substantially as follows:

RESOLVED, as a Special Resolution, that:

1. if required by the policies of the Exchange or determined advisable by the Directors, the name of the Company be changed to "Adroit Resources Inc." or such other name as the Board of Directors determines appropriate and which all applicable regulatory authorities may accept (the "Name Change");

2. the Memorandum of the Company be amended with respect to the Name Change.

3. the Board of Directors may, at its sole discretion, decide to not act on this special resolution without further approval or authorization from the Members of the Company; and

4. any one (or more) Director or officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this special resolution."

E. <u>Future Financing and Debt Settlement</u>

Members will be asked to authorize the Directors, in their discretion, to issue shares in excess of the Company's issued and outstanding common shares in accordance with the terms of any proposed future acquisitions, private placement, rights offering or prospectus financing and corresponding brokers' warrants or debt settlements shares, at such price or prices, in such amount or amounts and to such individuals or entities as may be determined by the Board of Directors of the Company with any resulting possible effective changes in control of the Company consequent thereon acceptable with the appropriate regulatory authorities.

Members will be asked at the Meeting to consider and, if deemed advisable, approve with or without variation the following resolution:

"**RESOLVED,** as an Ordinary Resolution, that:

1. subject to necessary regulatory approval, the Directors of the Company are authorized to reserve for issuance in excess of the Company's issued and outstanding common shares in accordance with the terms of any proposed future acquisitions, private placements, rights offering or prospectus financing and corresponding brokers' warrants or shares for debt settlements, at such price or prices, in such amount or amounts and to such individuals or entities as may be determined by the Board of Directors of the Company with any resulting possible effective changes in control of the Company consequent thereon acceptable with the appropriate regulatory authorities at such prices and subject to such terms as the Board of Directors may determine from time to time and the Exchange will accept;

2. the Company is hereby authorized to use the proceeds from any future private placements, rights offering or prospectus financing and corresponding brokers' warrants or shares for debt settlements, pursuant to the Exchange's Policies; and

3. any Director or officer of the Company be and is hereby authorized to execute subscription agreements for the private placement as provided for in this resolution and to execute and deliver all such other deeds, documents, and writings and perform such acts as may be necessary in order to give effect to this resolution."

F. Approval and Ratification of Acts of Directors

Management of the Company proposes that the Members ratify, approve and confirm the actions, deeds and conduct of the Directors and officers taken on behalf of the Company since the last annual general meeting. Accordingly, Members will be asked to consider and approve the following resolutions, with or without modification:

"**RESOLVED,** as an Ordinary Resolution, that:

1. Notwithstanding (i) any failure to properly convene, proceed with, or record any meeting of the Board of Directors or Members of Rock Resources Inc. (the "Company") for any reason whatsoever, including, without limitation, the failure properly to waive or give notice of a meeting, hold a meeting in accordance with a notice of a meeting, have a quorum present at a meeting, sign the minutes of a meeting or sign a ballot electing a slate of Directors; or (ii) any failure to pass any resolution of the Directors or Members of the Company or any articles of the Company for any reason whatsoever, all approvals, appointments, elections, resolutions, contracts, acts and proceedings enacted, passed, made done or taken since September 18, 2002 as set forth in the minutes of the meetings, or resolutions of the Board of Directors or Members of the Company or other documents contained in the minutes book and record book of the Company, or in the financial statements of the Company, and all action heretofore taken in reliance upon the validity of such minutes, documents and financial statements, are hereby sanctioned, ratified, confirmed and approved; and

2. Without limiting the generality of the paragraph 1 immediately above, all resolutions, contracts, acts and proceedings of the Board of Directors of the Company enacted, made, done or taken since the last annual general meeting as set forth or referred to in the minutes and record books of the Company or in the financial statements of the Company, are hereby approved, ratified and confirmed."

In the absence of contrary directions, the persons named in the accompanying form of proxy intend to vote the common shares represented thereby in favour of the resolution ratifying, confirming and approving the acts and proceedings of the Directors and officers of the Company.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

DIRECTORS' APPROVAL

The contents of this Information Circular and the sending thereof to the Members of the Company has been approved by the Board of Directors of the Company.

ON BEHALF OF THE BOARD

"Graeme Rowland"

Graeme Rowland

Chairman & President

EXHIBIT "A"

SPECIAL RESOLUTION
TO INCREASE THE AUTHORISED SHARE CAPITAL OF THE COMPANY

"**RESOLVED**, as a Special Resolution, that:

1. the authorized capital of the Company, which presently consists of as few as 10,000,000 common shares without par value, of which as few as 1,825,883 shares are issued and outstanding, be increased to 100,000,000 common shares without par value, of which as few as 1,825,883 shares will be issued and outstanding, all shares issued and unissued making pari passu.

2. the Memorandum for the Company be altered pursuant to Section 219 of the Company Act. The authorized capital of the Company, which presently consists of as few as 10,000,000 common shares without par value, of which as few as 1,825,883 shares are issued and outstanding, be increased to 100,000,000 common shares without par value, and that Company's Memorandum be altered to read as follows:

   "The authorized capital of the Company consists of 100,000,000 common shares without par value".

3. the Board of Directors of the Company be and they are hereby authorized to not proceed with the implementation of the foregoing resolutions if, for any reason, they consider that it would not be in the best interests of the Company so to proceed."

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The audit Committee of the Board of Directors has met with the Company's auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company's auditors, De Visser Gray, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and their report follows.

"GRAEME ROWLAND"

Chairman and President

October 14, 2003

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Rock Resources Inc.

We have audited the consolidated balance sheets of Rock Resources Inc. as at May 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2003 and 2002 and the results of its operations and cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

"DE VISSER GRAY"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
October 14, 2003

ROCK RESOURCES INC.
Consolidated Balance Sheets
As at May 31, 2003 and 2002

	2003	2002
ASSETS		
Current Assets		
Cash	$ 11,613	$ 14,904
Amounts receivable	8,202	20,288
Prepaid expenses and deposits	12,000	38,983
	31,815	74,175
Marketable securities (Note 3)	46,400	101,500
Capital assets (Note 4)	31,949	116,787
Mineral properties (Note 5)	381,182	199,867
	$ 491,346	$ 492,329
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 206,730	$ 171,455
Interest payable (Note 7)	76,667	-
	283,397	171,455
Due to related parties (Notes 10 and 14)	66,748	206,116
Loan payable (Note 6)	80,442	76,710
Convertible debentures (Note 7)	519,175	477,175
	-	-
	949,762	931,456
Shareholders' deficiency		
Capital stock (Note 8)	16,266,169	14,401,689
Share subscriptions received (Note 8)	-	245,902
Convertible debentures (Note 7)	210,000	210,000
Deficit	(16,934,585)	(15,296,718)
	(458,416)	(439,127)
	$ 491,346	$ 492,329

Nature of operations and going concern (Note 1)
Contingency (Note 13)
Subsequent events (Note 14)

On Behalf of the Board:

"GRAEME ROWLAND" Director *"JAMES WATT"* Director

See notes to the consolidated financial statements.

ROCK RESOURCES INC.
Consolidated Statement of Mineral Properties
As at May 31, 2003 and 2002

	Balance, May 31, 2002	Expenditures during year	Balance, May 31, 2003
UNITED STATES			
Arizona			
Margarita Property			
Acquisition costs	39,435	20,096	59,531
Land fees	5,287	5,970	11,257
Geological and geophysical	15,843	41,675	57,518
Consultants	29,269	5,354	34,623
Other	3,033	2,984	6,017
Written-off	-	(168,946)	(168,946)
	92,867	(92,867)	-
CANADA			
Ontario			
Temagami North Property			
Acquisition costs	99,000	10,000	109,000
Geological and geophysical	8,000	86,190	94,190
Other	-	2,020	2,020
	107,000	98,210	205,210
Lakemount Property			
Acquisition costs	-	170,000	170,000
Geological and geophysical	-	64,160	64,160
Legal fees	-	14,300	14,300
Other	-	4,422	4,422
Written-off	-	(252,882)	(252,882)
	-	-	-
Temagami East Property			
Acquisition costs	-	188,000	188,000
Geological and geophysical	-	7,396	7,396
Legal fees	-	3,956	3,956
Other	-	1,620	1,620
Option payments	-	(25,000)	(25,000)
	-	175,972	175,972
Yukon			
Fyre Lake Property			
Acquisition costs	-	90,000	90,000
Geological and geophysical	-	23,800	23,800
Legal fees	-	7,622	7,622
Other	-	6,371	6,371
Written-off	-	(127,793)	(127,793)
	-	-	-
Expenditures during year	-	730,936	730,936
Write-down	-	(549,621)	(549,621)
Total mineral property costs	$ 199,867	$ 181,315	$ 381,182

See notes to the consolidated financial statements.

ROCK RESOURCES INC.

Consolidated Statements of Operations and Deficit
For the Years Ended May 31, 2003 and 2002

	2003	2002
REVENUE		
Gain on sale of marketable securities	$ 5,180	$ -
EXPENSES		
Accretion of convertible debentures	42,000	54,250
Amortization	25,555	29,071
Bad debts	127,983	-
Bank charges and interest	2,138	26,876
Consulting	155,227	80,123
Financing fees and charges	33,750	360
General exploration	12,717	-
Interest on convertible debenture	60,000	60,000
Investor relations	137,338	190,040
Transfer agent and listing fees	35,913	35,594
Management fees	59,000	56,101
Office and salaries	110,970	247,930
Professional fees	75,391	111,964
Telephone	14,676	43,606
Travel and promotion	75,397	89,834
Write-down of deferred property costs	549,622	-
Write-down of marketable securities	55,100	-
Loss on disposal of assets	70,270	-
	1,643,047	1,025,749
Loss for the year	(1,637,867)	(1,025,749)
Deficit, beginning of year	(15,296,718)	(14,270,969)
Deficit, end of year	$(16,934,585)	$(15,296,718)
Loss per common share (Note 2)	$ (0.12)	$ (0.26)
Weighted average number of common shares outstanding	14,080,243	4,007,454

See notes to the consolidated financial statements.

ROCK RESOURCES INC.
Consolidated Statements of Cash Flows
For the Years Ended May 31, 2003 and 2002

	2003	2002
CASH FLOWS USED IN OPERATING ACTIVITIES		
Loss for the year	$ (1,637,867)	$ (1,025,749)
Items not affecting cash:		
Amortization	25,555	29,071
Accretion of convertible debentures	42,000	54,250
Gain on sale of marketable securities	(5,180)	-
Loss on disposal of capital assets (Note 4)	70,270	-
Shares issued as a financing fee	-	360
Shares issued for finder's fee	20,600	-
Shares for debt - current interest on debentures	-	40,701
Shares for debt - consulting	-	8,560
Shares issued as bonus	7,900	-
Write-down of marketable securities	55,100	-
Write-off of mineral properties	549,622	-
Interest accrued on loan payable	3,732	-
	(868,268)	(892,807)
Changes in non-cash working capital items:		
Amounts receivable	12,086	(11,311)
Prepaid expenses	26,983	(22,638)
Accounts payable and accrued liabilities	129,730	98,824
Interest payable	76,667	-
Related party advances	82,501	-
Net cash used in operating activities	(540,301)	(827,932)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advance of loan payable	-	59,606
Related party advances	43,248	96,347
Issuance of capital stock	830,506	630,300
Subscriptions received	-	245,902
Net cash provided by financing activities	873,754	1,032,155
CASH FLOWS USED IN INVESTING ACTIVITIES		
Proceeds (purchases) of marketable securities	5,180	(101,500)
Capital assets purchased	(10,987)	(457)
Mineral property expenditures	(330,937)	(87,684)
Net cash used in investing activities	(336,744)	(189,641)
Change in cash position during the year	(3,291)	14,582
Cash position, beginning of year	14,904	322
Cash position, end of year	$ 11,613	$ 14,904

Supplemental disclosure (Note 12)

See notes to the consolidated financial statements.

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is engaged in the exploration of mineral resources. At May 31, 2003, the Company's exploration activities include three properties in Ontario and one property in Yukon, Canada. These are Temagami North, Temagami East and the Lakemount properties in Ontario, and the Fyre Lake property in the Yukon, Canada. The Company has not yet determined whether these properties contain ore reserves that are economically recoverable. The exploration programs undertaken and proposed constitute an exploratory search. There is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as mineral properties represent net costs to date, less amounts written-off, and do not necessarily represent present or future values. The recovery of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the properties and upon future profitable production.

The Company has incurred losses since inception and at May 31, 2003 has a working capital deficiency of $251,582 (2002 - $97,280). The Company requires additional funds to continue operations, to explore its mineral properties and to maintain its property interests pursuant to property option agreements. Management is actively seeking additional financing, and while it has successfully done this in the past, there is no assurance that it will continue to be able to do so in the future. These matters raise doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

Although the Company has taken steps to verify title to mineral properties in which it is earning an interest, in accordance with industry standards for the current stage of exploration of these properties, these procedures do not guarantee title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, Rock Resources (US) Inc., a company incorporated in Nevada.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Capital assets and amortization

Capital assets consisting of office furniture and equipment and computer equipment, are recorded at cost less accumulated amortization and are amortized over their useful lives using the declining-balance method at the rate of 20% per annum.

2. SIGNIFICANT ACCOUNTING POLICIES *(cont'd...)*

Marketable securities

Marketable securities are recorded at the lower of cost or market value if management believes there is a long-term impairment in the value of the shares. Short-term fluctuations in the value of the shares are not reflected as it the Company's intention to hold these securities as a long-term investment.

Mineral properties

The Company records its interests in mineral properties at cost. Exploration expenditures relating to these interests are capitalized until the properties to which they relate are placed into production, sold, abandoned or allowed to lapse. These expenditures will be amortized over the estimated useful life of the related property using the units-of-production basis following commencement of production, or written-off if the mineral properties are sold, abandoned or allowed to lapse. General exploration expenditures are expensed as incurred.

The amounts shown for mineral properties represent costs to date, and do not necessarily represent present or future values as they are entirely dependent upon the economic recovery of current and future reserves.

The Company reviews capitalized costs on its mineral properties on a periodic basis and will recognize an impairment in value based upon current exploration or production results, if any, and upon management's assessment of the future probability of profitable revenues from the property or from sale of the property. Management's assessment of the property's estimated current fair market value is also based upon management's review of other property transactions that have occurred in the same geographic area as its properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection, reclamation and rehabilitation costs

Liabilities related to environmental protection, reclamation and rehabilitation costs are accrued and charged to income or loss when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts. The Company may be liable for these costs. To date, the extent of the liability, if any, is not determinable.

Deferred financing costs

Financing costs incurred on the issuance of debt and are deferred and amortized as a charge to earnings over the term of the indebtedness.

Convertible debentures

Upon issuance, the convertible debentures are classified into liability and equity components at the time of their issue. The liability component represents the present value of interest and principal payments after factoring out the conversion premium options. The financial liability is accreted by way of a charge to earnings over the term of the debt.

Foreign exchange

Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date of exchange and non-monetary assets and liabilities at historical rates. Income and expenses are translated at their applicable transaction date rates except depreciation and amortization, which are translated at historical rates. Exchange gains or losses arising on translation are included in income or loss for the year.

2. SIGNIFICANT ACCOUNTING POLICIES *(cont'd...)*

Loss per share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. Fully diluted loss per share is not presented, as it is anti-dilutive.

Fair value of financial instruments

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable, accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

The fair value of the convertible debentures is assessed at the time of issue relative to market rates and terms for equivalent debt. As at May 31, 2003 and 2002, the carrying value of convertible debentures is considered to approximate fair value.

Cash and cash equivalents

Cash and cash equivalents include cash and deposits of varying maturity dates within 90 days of the original date of acquisition.

Stock based compensation

Effective June 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants relating to the accounting for stock-based compensation and other stock-based payments. Under the new standard, payments to non-employees and to employees that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and are included in operations, with an offset to contributed surplus. No compensation expense is recorded for all other non-cash stock-based employee compensation awards; however, pro-forma disclosure of net income and earning per share, had the Company used the fair value method, is presented.

Prior to the adoption of the new standard, no compensation expense was calculated, recorded or otherwise disclosed when the Company granted stock-based incentives to individuals. A transaction was recorded only when the consideration paid by those exercising stock options was credited to shareholder's equity and the shares subject to option were issued.

The new Recommendations are applied prospectively and therefore the adoption of this new standard has resulted in no changes to amounts previously reported. In connection with the recorded and disclosed amounts calculated utilizing the fair value, the Company recognizes the expense as the options vest with the recipients.

2. SIGNIFICANT ACCOUNTING POLICIES *(cont'd...)*

Future income taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for their future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess. Such allowance has been applied fully against all the tax assets of the Company.

The Company's accounting policy for future income taxes has no effect on the financial statements of any fiscal years presented.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. MARKETABLE SECURITIES

Marketable securities held at May 31, 2003 includes 290,000 common shares of Tres-Or Resources Ltd. purchased at an agreed value of $101,500 as part of the consideration to acquire its interest in the Temagami North mineral property and $12,000 paid for shares of Tres-Or Resources Ltd. in relation to the Temegami East property. The 290,000 shares were written down to market value at May 31, 2003 and were subsequently returned to Tres-Or in consideration of an amended mineral property agreement. Tres-Or Resources Ltd. is a public company and is listed on the TSX Venture Exchange.

4. CAPITAL ASSETS

	May 31, 2003			May 31, 2002		
	Cost	Written-off and Accumulated Amortization	Net Book Value	Cost	Written-off and Accumulated Amortization	Net Book Value
Furniture & equipment	$ 62,311	$ 50,812	$ 11,499	$ 61,247	$ 32,952	$ 28,295
Computer equipment	205,476	185,026	20,450	195,553	107,061	88,492
	$ 267,787	$ 235,838	$ 31,949	$ 256,800	$ 140,013	$ 116,787

At year end, capital assets with a net book value of $70,270 were written off.

5. MINERAL PROPERTIES

Temagami North, New Liskeard/Cobalt Ontario

On April 15, 2002 the Company entered into an agreement with Tres-Or Resources Ltd. ("Tres-Or") to acquire a two third's interest in 104 non-contiguous claim units in the New Liskeard/Cobalt kimberlite field in northeastern Ontario. On signing the agreement, the Company paid $5,000 and issued 100,000 common shares to Tres-Or at a deemed value of $94,000. The Company also subscribed for 290,000 common shares of Tres-Or at $0.35 as a condition of the agreement.

In addition, and amended by a letter agreement dated November 12, 2002, the Company must make additional vendor payments to Tres-Or aggregating $30,000 before November 30, 2003 ($15,000 paid to May 31, 2003), fund a total of $300,000 ($94,190 paid to May 31, 2003) in exploration expenditures over the same period and pay management fees to Tres-Or equal to 10% of the exploration expenditures.

The following is a summary of the future obligations of the Company as required under the terms of the new agreement announced June 30, 2003: See note 14 – Subsequent Events.

Property	Date	Vendor Payments	Exploration Expenditures	Management Fees	Shares Returned
T. North	November 30, 2004		225,000	22,500	
Cobalt South	January 31, 2007	40,000	375,000	37,500	290,000 TRS at .35
		$ 40,000	$ 600,000	$ 60,000	

Lakemount Property, Ontario

On July 9, 2002, the Company entered into an agreement to earn a 60% joint venture interest in Western Prospector Group Ltd's ("WPG") interest in a total of 3,017 hectares in the Esquega township in the district of Algoma, Ontario and 38 contiguous claim units in the McMurray, Lastheels and Chabanel townships, Ontario, known collectively as the Lakemount Property.

The Company paid $20,000 on signing of the Agreement, is required to pay $40,000 by June 30, 2004. The Company also issued 200,000 units at a deemed value of $0.75 per unit and is to issue an additional 300,000 units (100,000 by June 30, 2003; 100,000 by June 30, 2004; and 100,000 by June 30, 2005). Each unit will consist of one common share and one common share purchase warrant exercisable for one additional common share for a 15-month period. The exercise price of the first 300,000 warrants is $1.00 and the subsequent tranches will have an exercise price set at the market price at the time of issuance.

In addition, and amended by a letter agreement dated October 23, 2002, the Company is required to carry out exploration expenditures in the amount of $2,568,800 ($64,160 paid to May 31, 2003) carried out in stages before June 30, 2005 and invest $50,000 in the common stock of WPG by June 30, 2003.

The Company is in default of this agreement. Refer to note 14(c).

5. **MINERAL PROPERTIES** *(cont'd...)*

Lakemount Property, Ontario *(cont'd...)*

The following is a summary of the net future obligations of the Company required under the terms of the agreement and amendment with WPG:

	Exploration Expenditures	Units to be Issued	Private Placement
	$	$	$
June 30, 2003	20,000	100,000	50,000
June 30, 2004	60,000	100,000	
June 30, 2005	2,568,800	100,000	
	2,648,800	300,000	50,000

Fyre Lake Property, Yukon

On July 26, 2002, the Company entered into an agreement with Pacific Ridge Exploration Ltd. ("PEX") and Welcome Opportunities Ltd. (now Endeavour Mining Capital Corp) ("Welcome") granting the Company the rights to earn up earn up to a 60% interest in core claims and a 60% interest in peripheral claims comprising the Fyre Lake property located in the Watson Lake Mining District, Yukon.

In order to earn its interest the Company issued 100,000 units to PEX at a deemed value of $0.75 per unit and is required to issue an additional 150,000 units by January 31, 2004. Each unit consists of one common share and one common share purchase warrant exercisable for one additional common share for a 15-month period. The exercise price of the first 100,000 warrants is $1.00 and the second tranche will have an exercise price set at the market price at the time of issuance.

Pursuant to a letter agreement between PEX, the Company and Welcome, the Company is to issue 300,000 shares to Welcome to acquire its 20% interest in core claims comprising part of the Fyre Lake Property, thereby bringing its rights to a 60% interest in both the core claims and peripheral claims of the Fyre Lake Property.

In May 2003 the Company issued 300,000 common shares to Welcome Opportunities Ltd (now Endeavor Capital) in satisfaction of the July 9, 2002 agreement for the company to acquire the Welcome Opportunities Ltd's interest in the forty core claims in the Fyre Lake property.

In addition, and amended by a letter agreement dated October 23, 2002, the Company is required to carry out exploration expenditures in the amount of $6,023,800 ($23,800 paid to May 31, 2003) carried out in stages before December 31, 2006 and invest $50,000 in the capital stock of PEX by September 30, 2002.

The Company is in default of this agreement. Refer to note 14(c).

5. MINERAL PROPERTIES *(cont'd...)*

Fyre Lake Property, Yukon *(cont'd...)*

The following is a summary of the net future obligations of the Company required under the terms of the agreement and amendment with PEX:

	Exploration Expenditures	Units to be Issued	Shares to be Issued
December 31, 2003	$ 50,000	-	-
January 31, 2004	-	150,000	-
December 31, 2006	-	100,000	-
Upon Joint Venture	-	-	300,000
	$ 50,000	250,000	300,000

Temagami East Property, Ontario

On July 29, 2002, the Company entered into an agreement with Tres-Or Resources Ltd. ("Tres-Or") to acquire a two third's interest in 795 contiguous claim units in the Temagami Diamond Claim Project located in northeastern Ontario. On signing the agreement, the Company paid $13,000 and issued 200,000 common shares at a deemed value of $0.75 to Tres-Or. The Company must also subscribe for 290,000 units of Tres-Or at $0.35 before February 28, 2003 ($12,000 paid), each unit consisting of a common share and one share purchase warrant entitling the Company to purchase an additional common share of Tres-Or at a price of $0.50 per share within eighteen months of the issue date.

Under the terms of the agreement, and amended by a letter agreement dated November 12, 2002, the Company must make additional vendor payments to Tres-Or aggregating $225,000 ($25,000 paid to May 31, 2003) and must also fund a total of $400,000 in exploration expenditures between January 1, 2003 and December 31, 2003 and depending on exploration results will have the option to fund a further $6.1 million in exploration expenditures over four years commencing December 31, 2004 until December 31, 2007 in order acquire the property. Exploration expenditures include management fees payable to Tres-Or not to exceed 10% of the total exploration expenditures.

The Company has not complied with all of the option terms and must pay $5,000 on October 30, 2003 in order to extend the option agreement or renegotiate it.

5. MINERAL PROPERTIES *(cont'd...)*

Temagami East Property, Ontario *(cont'd...)*

The following is a summary of the net future obligations of the Company required under the terms of the agreement and amendment with Tres-Or:

	Property Payments	Exploration Expenditures	Shares Subscribed for
May 31, 2003			290,000 at .35 ($12,000 paid)
June 30, 2003	$ 25,000		
December 31, 2003	25,000	$ 400,000	
June 30, 2004	50,000	100,000	
December 31, 2004	100,000	500,000	
December 31, 2005 to 2007		5,600,000	
	$ 200,000	$6,600,000	

The Company is currently negotiating an amendment to this agreement (Note 14).

6. LOAN PAYABLE

On October 25, 1999 the Company entered into a loan agreement with a private company with one director in common, whereby the Company could borrow up to $500,000 to fund legal fees to assist with the costs of an expropriation litigation it had commenced. Under the terms of the agreement, the loan is only repayable should the Company recover monies from the litigation. The loan bears interest of 1% per annum and contains a bonus provision whereby one common share of the Company will be issued for each $20.00 advanced under the loan to a maximum of 25,000 shares. The Company is to reimburse expenses in connection with its formation, capitalization and operation up to a maximum of $100,000 at the time the principal of the loan amount is repaid.

Refer also to note 10.

7. CONVERTIBLE DEBENTURES

During its 2000 fiscal year, the Company issued nine hundred $1,000 convertible five year term debentures totaling $900,000 which bear interest at 10% per annum. Should the Company redeem the debentures, all or in part, before maturity, the effective rate of interest is increased to 20%. The debentures are convertible into common shares at $1.00 prior to October, 2002; $1.25 per share prior to October, 2003; and $1.50 per share prior to October, 2004. Any amounts not converted upon maturity may be converted by the Company at the lowest price per share permitted by the TSX Venture Exchange, but not less than $0.15 per share. These debentures are to be redeemed by the Company, all or in part, upon success of the expropriation claim against the Government provided the Damages exceed 200% of the legal and other costs incurred by the Company. 90% of such surplus shall be applied to redeeming the debentures at the Redemption Price. See note 13.

In accordance with generally accepted accounting principles relating to the presentation of convertible debt instruments, the convertible debentures were split into liability and equity components at the time of their issue. The liability component represents the present value of interest and principal payments after factoring out the conversion premium options. The financial liability is accreted by way of a charge to earnings over the term of the debt.

In connection with the issuance of the convertible debentures, the Company paid $45,000 as a finder's fee, which has been deferred and is being amortized against the liability component.

7. **CONVERTIBLE DEBENTURES** *(cont'd...)*

During the year ended May 31, 2002, the Company negotiated the settlement of debentures having a face value of $300,000 by issuing 2,000,000 common shares. Of the balance settled for shares, $195,000 related to the liability component (before the amortization of $11,250 in deferred financing costs) and $105,000 related to the equity component.

The continuity of convertible debenture balances is as follows:

	Liability Component	Equity Component
Balance, May 31, 2001	$ 606,675	$ 315,000
Less: shares for debt settlement	(183,750)	(105,000)
Accretion of liability component	54,250	-
Balance May 31, 2002	477,175	$ 210,000
Accretion of liability component	42,000	-
Balance, May 31, 2003	$ 519,175	$ 210,000

8. CAPITAL STOCK

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
As at May 31, 2001	56,326,718	$ 13,207,365
1:20 consolidation	(53,510,382)	-
	2,816,336	13,207,365
Issued for cash:		
For private placement	3,900,000	585,000
For exercise of options	162,000	24,300
For exercise of warrants	100,000	21,000
Issued for other than cash:		
For settlement of debt	3,172,755	464,664
For mineral properties	102,500	99,000
For financing fee	1,798	360
As at May 31, 2002	10,255,389	14,401,689
Issued for cash:		
For private placement	4,985,644	1,028,733
For exercise of options	121,000	18,150
For exercise of warrants	165,738	29,525
Issued for other than cash:		
For finder's fee	187,800	20,600
For financing fee	500	7,900
For settlement of debt	1,645,117	340,117
Warrants exercised, paid for by settlement of debt	92,643	19,455
For mineral property	805,000	400,000
As at May 31, 2003	18,258,831	$ 16,266,169

Loan payable – bonus shares

During the current fiscal year, the Company issued 500 post-consolidation shares pursuant to the loan agreement described in Note 6 .

8. CAPITAL STOCK *(cont'd...)*

Stock options

The Company does not have a formal stock option plan in place but follows the TSX Venture Exchange policy under which it is authorized to grant options to directors, employees and consultants to acquire up to 10% of issued and outstanding common stock. Under this policy, the exercise price of each option granted is based upon the market price of the Company's stock as calculated on the date of grant.

Stock option activity for the year ended May 31, 2003 is as follows:

Date	Activity	Number of Options	Exercised Price	Expiry Date
May 31, 2002	Balance	511,000	0.64	June 21, 2003
June 21, 2002	Granted	289,250	0.75	February 13, 2003
July 9, 2002	Exercised	(71,000)	0.15	
August 6, 2002	Exercised	(50,000)	0.15	
November 27, 2002	Granted	190,000	0.20	April 30, 2003
November 27, 2002	Granted	190,000	0.25	May 31, 2003
January 17, 2003	Granted	290,000	0.20	April 30, 2003
January 17, 2003	Granted	290,000	0.25	May 31, 2003
March 25, 2003	Expired	(160,000)	0.50	
April 11, 2003	Expired	(230,000)	1.00	
April 30, 2003	Expired	(480,000)	0.20	
May 31, 2003	Expired	(480,000)	0.25	
May 31, 2003	Balance	289,250	0.75	June 21, 2003

The pro-forma effect on net loss and loss per share for the year ended May 31, 2003 for the stock options granted to directors and employees using the fair value method is as follows:

Net loss as reported	$	1,637,867
Compensation expense		250,914
Pro-forma net loss for the year	$	1,888,781
Loss per share		
As reported	$	(0.12)
Pro-forma	$	(0.13)

The fair value of options included in the pro-forma information above has been estimated using the Black-Scholes Pricing Model based on the following assumptions: a risk free interest rate of 3.5%; an expected life of one-third to one year; an expected volatility of 246% to 301%; and no expectation for payment of dividends.

Warrants

The following share purchase warrants were outstanding at May 31, 2003:

Number	Exercise Price	Expiry Date
447,822	$ 1.00	June 30, 2003
447,822	1.50	Nov 30, 2003
300,000	1.00	Jan 23, 2004
1,195,644		

9. SEGMENTED INFORMATION

The Company is involved in mineral exploration. At May 31, 2003 and 2002, all of the Company's capital assets are located in Canada (see note 4) and all active mineral properties are located in Canada (see note 5).

10. RELATED PARTY TRANSACTIONS

These financial statements include transactions for the year with related parties as follows:

a) The Company paid $35,000 (2002 - $22,500) in management fees to a director and $13,000 in management fees to three former directors. The Company paid $26,315 to a former director and $68,500 to a company controlled by a former director for consulting fees.

b) During the year, directors and former directors paid expenditures for the Company totaling $97,419. Of these amounts owing, $25,000 were settled with shares of the Company, $19,455 were settled as payment for exercise of warrants (f).

c) At May 31, 2003, a director and a former director were owed an aggregate of $23,247 for fees and out-of-pocket expenditures. A company controlled by a former director was owed $43,500 for consulting fees.

d) $11,000 was paid to a member of a former director's immediate family toward repayment of a promissory note. The Company also issued 195,117 shares to settle a debt of $195,117 owed to a former director's immediate family.

e) A company related by virtue of a common director incurred $7,000 (2002 – $13,500) for the use of office facilities. The Company is owed $21,506 at May 31, 2003 and has made an allowance for the collectibility of the entire amount.

f) During the year 215,750 stock options were granted to seven directors exercisable at a price of $0.75 per share until June 21, 2003. Also 880,000 stock options were granted to six directors and former directors; 440,000 at a price of $0.20 until April 30, 2003 and 440,000 at a price of $0.25 until May 31, 2003.

g) 71,000 options were exercised by one director for a total consideration of $10,650.

h) 100,000 warrants were exercised by one director at $0.21 for cash proceeds of $1,545 and forgiveness of $19,455 in debt owed by the Company.

i) During the year, pursuant to a private placement, a total of 16,667 units at $1.50 per unit were purchased by a director for total consideration of $25,000. Each unit consists of two common shares and two common share purchase warrants (warrant "A" and "B") The A warrants entitle the purchaser to purchase one common share at a price of $1.00 per share until June 30, 2003; and the B warrant at $1.50 per share until November 30, 2003.

j) During the year, pursuant to a private placement, a total of 65,000 units at $1.00 per unit were purchased by directors, former directors, and a company controlled by a former director for total consideration of $65,000. Each unit consists of ten common shares and one common share purchase warrant entitling the shareholder to purchase three common shares at a price of $0.13 per share until April 30, 2003.

k) Pursuant to the same private placement, 70,000 units were issued to a former director and to companies controlled by directors and former directors in settlement of debts owed by the Company.

l) At May 31, 2003, convertible debentures payable included an amount of $26,667 issued to a director, and interest payable includes $889 payable to the same director.

These transactions are in the normal course of operations and are measured at their value as determined by management.

11. INCOME TAXES

The Company has incurred non-capital losses aggregating approximately $9.7 million, which are available to be offset against income for Canadian tax purposes and which expire on a yearly basis until 2009.

The Company also has approximately $250,000 in foreign and other deductible tax pools, which are available to offset taxable income subject to certain restrictions.

The potential future benefit associated with these amounts has not been recorded as it cannot be considered likely that they will be utilized to reduce future taxable income.

12. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the years ended May 31, 2003 and 2002, the Company conducted non-cash investing and financing activities as follows:

	2003	2002
Operating activities		
Items not affecting cash:		
Capital stock issued for:		
Finder's fee	$ (20,600)	$ (360)
Financing fee	(7,900)	-
Interest	-	(40,701)
Consulting	-	(8,560)
	(28,500)	(49,621)
Net change in non-cash operating working capital items:		
Capital stock issued for:		
Interest payable	-	(39,299)
Accounts payable	(145,000)	(87,354)
Due to related parties	(195,117)	-
Warrants exercised for settlement of debt	(19,455)	-
	$ (388,072)	$ (176,274)
Investing Activities		
Capital stock issued for:		
Mineral property acquisitions	$ (400,000)	$ (99,000)
Financing Activities		
Capital stock issued for:		
Mineral property acquisitions	400,000	99,000
Finder's fee	20,600	360
Financing fee	7,900	-
Accounts payable	145,000	-
Warrants exercised for settlement of debt	19,455	-
Shares for debt	195,117	464,664
Convertible debentures settled for capital stock	-	(288,750)
	$ 788,072	$ 275,274

13. CONTINGENCY

The Company is the plaintiff in a claim against the BC Government in respect to the Amber mineral claims, located in the Slocan mining district, which were expropriated by the government in a previous fiscal year.

The outcome of this legal claim cannot be determined at this time and no provision for it has been made in these financial statements. Any settlement arising as a result of this claim will be recorded when and if received. See also note 14 and note 6 in relation to funds borrowed to finance this litigation.

14. SUBSEQUENT EVENTS

In addition to events mentioned elsewhere in these financial statements, the following transactions occurred subsequent to May 31, 2003:

a) **Expropriation Claim (Amber claims).**
On June 3, 2003 the Company received judgement in its favour following the sitting of a five judge Court of Appeal hearing on December 6, 2002. The judges voted 4:1 in the Company's favour and ordered that the Company be compensated for the interests taken in accordance with the Expropriation Compensation Act which establishes that the compensation shall be determined by the Expropriation Board in accordance with the provisions of the Act. On August 26, 2003 the Government filed its application to the Supreme Court of Canada seeking leave to appeal the decision of the Court of Appeal. On September 18, 2003 the Company filed its response to the Government's application seeking an Order dismissing the Government's application.

b) **Temagami North and Cobalt South.**
On June 30, 2003 the Company announced that an expanded and extended agreement with Tres-Or Resources Ltd on the 104 claims of the Temagami North project had been reached. In consideration for the expanded and extended agreement and in settlement of $40,000 of outstanding exploration expenditures, Rock has returned 290,000 Tres-Or shares to Tres-Or. This agreement includes a 50% interest in 169 contiguous Cobalt South claim units near Cobalt, Ontario and Rock will fund $375,000 in exploration work on the Cobalt South property over the period to January 31, 2007 to earn its 50% interest. Rock has been granted a one-time right to purchase an additional 1.0% interest in the Cobalt South claims for $1.5 million from Tres-Or until the first anniversary date of regulatory approval of a joint venture agreement. Tres-Or is the project operator and will receive a 10% management fee on the exploration expenditures. The Cobalt South claims are subject to a 2.5% NSR. Tres-Or retains the right to purchase 1.0% of the NSR for $1.0 million and retains the first right of refusal to buy back the remaining 1.5% NSR.

c) **Property Renegotiations.**
The Company is currently renegotiating and/or negotiating for extension agreements in respect to two properties where it is in default of the existing agreements, namely, Fyre Lake and Lakemount.

British Columbia Securities Commission
QUARTERLY REPORT
BC Form 51-901F

NAME OF ISSUER	*FOR QUARTER ENDED*	*DATE OF REPORT*
ROCK RESOURCES INC.	**May 31, 2003**	**October 15, 2003**

ISSUER ADDRESS:

Suite 610, 1111 Melville Street, Vancouver, British Columbia, V6E 3V6

Phone number	*Fax Number:*
(604) 688-3304	**(604) 682-6038**
E-Mail Address:	*Website:*
Rockresourcesinc@yahoo.ca	www.rockresources.com

CONTACT PERSON	***CONTACT'S POSITION***	***CONTACT TELEPHONE NO.***
John A. Versfelt	Chief Financial Officer	(604) 681-3674

CERTIFICATE

Schedule A Consolidated Financial Statements, required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder that requests it. Please note this form is incorporated as the required filing of Schedule A.

DIRECTOR'S SIGNATURE	DATE SIGNED
Signed:	
"Graeme Rowland"	October 15, 2003
DIRECTOR'S SIGNATURE	DATE SIGNED
Signed:	
"James G.G. Watt"	October 15, 2003

British Columbia Securities Commission
QUARTERLY REPORT
BC Form 51-901F

NAME OF ISSUER	*FOR QUARTER ENDED*	*DATE OF REPORT*
ROCK RESOURCES INC.	**May 31, 2003**	**October 15, 2003**

ISSUER ADDRESS:

Suite 610, 1111 Melville Street, Vancouver, British Columbia, V6E 3V6

Phone number	*Fax Number:*
(604) 688-3304	**(604) 682-6038**
E-Mail Address:	*Website:*
Rockresourcesinc@yahoo.ca	www.rockresources.com

CONTACT PERSON	*CONTACT'S POSITION*	*CONTACT TELEPHONE NO.*
John A. Versfelt	Chief Financial Officer	(604) 681-3674

CERTIFICATE

The two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder that requests it. Please note this form is incorporated as the required filing of Schedule B & C.

DIRECTOR'S SIGNATURE	DATE SIGNED
Signed: "***Graeme Rowland***"	October 15, 2003
DIRECTOR'S SIGNATURE	DATE SIGNED
Signed: "***James G.G. Watt***"	October 15, 2003

ROCK RESOURCES INC.
SCHEDULE B - SUPPLEMENTARY INFORMATION - MAY 31, 2003

ANALYSIS OF EXPENSES AND DEFERRED COSTS: Schedule A Financial Statements includes the Analysis of Expenses and Deferred Costs.

RELATED PARTY TRANSACTIONS:

Transactions for the year with related parties are listed at note 10. to the Consolidated Financial statements.

SECURITIES ISSUED: See note 8. to the Consolidated Financial statements.

SHARES OUTSTANDING AT END OF PERIOD

a) **Authorized Share Capital** : 100,000,000 common shares without par value

b) **Issued Share Capital:** 18,258,831 common shares for $16,266,169

c) **Stock options:** See note 8. to the Consolidated Financial statements.

d) **Warrants:** See note 8. to the Consolidated Financial statements.

SHARES IN ESCROW OR SUBJECT TO POOLING AT END OF PERIOD

There are no shares held in escrow or subject to pooling.

LIST OF DIRECTORS AND OFFICERS AS AT OCTOBER 15, 2003

Graeme Rowland, Director, Chairman and President

John A. Versfelt, Director, Secretary and CFO

James G.G. Watt, Director

William Jung, Director

Anthony Balme, Director

Description of Business

Rock Resources Inc. is a mineral exploration company whose principal business activities are the exploration and development of mineral properties. The Company is focused on creating shareholder value by finding and developing diamond, precious and base metal resources in promising areas of the world. This wide commodity diversification covering diamonds, precious and base metals reduces the risk to the Company from commodity price fluctuations. The Company has interests in four properties in Canada, under exploration option agreements. Three of these properties are in Ontario and one in the Yukon Territory. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol RCK.

Temagami North Property

On April 15, 2002 the Company entered into an option agreement with Tres-Or Resources Ltd. ("Tres-Or") to earn a two third's interest in 104 non-contiguous claim units in the New Liskeard/Cobalt kimberlite field in northeastern Ontario (The Temagami North Property). Upon signing the agreement, the Company paid $5,000 and issued 100,000 common shares to Tres-Or at a deemed value of $94,000. The Company also subscribed for 290,000 common shares of Tres-Or at $0.35 per share as a condition of the agreement.

As amended by a letter agreement dated November 12, 2002, the Company must make additional vendor payments to Tres-Or aggregating $30,000 before November 30, 2003 ($15,000 paid to May 31, 2003), fund a total of $300,000 ($94,190 expended to May 31, 2003) in exploration expenditures over the same period and pay management fees to Tres-Or equal to 10% of the exploration expenditures. Acquisition expenditures to May 31, 2003 total $109,000.

After the year end, on June 30, 2003 the Company and Tres-Or announced an expanded and extended agreement which added the Cobalt South claims to the Temagami North project. In consideration for the new agreement and in settlement of approximately $40,000 of outstanding exploration expenditures, Rock paid Tres-Or 290,000 Tres-Or shares and $10,000; $5,000 paid on signing and $5,000 to be paid by July 30, 2003 (paid).

The Company can earn a 50% interest in 169 contiguous Cobalt South claim units which are on strike and contiguous with another public company's diamond-bearing lamprophyric breccia dyke complex near Cobalt, Ontario. The Company can earn the 50% interest in the Cobalt South claims by funding $75,000 in exploration work by June 30, 2004; an additional $100,000 in exploration work by June 30, 2005; and an additional $200,000 in exploration work by January 31, 2007. The Company has been granted a one-time right to purchase an additional 1% interest for $1.5 million up until the first anniversary date of regulatory approval of a joint venture agreement. Tres-Or is the project operator and will receive 10% management fees on exploration expenditures incurred on behalf of the Company. The Cobalt South claims are subject to a 2.5% NSR. Tres-Or retains the right to purchase 1% of the NSR for $1 million and retains the first right of refusal to buy back the remaining 1.5% NSR.

SCHEDULE "C" - MANAGEMENT'S DISCUSSION & ANALYSIS (Cont'd...)

The Temagami North Property is underlain by the same Archean basement rocks that host the Victor Pipe, where De Beers' is carrying out pre-feasibility studies to the North, near Attawapiskat, Ontario. The Victor Pipe lies at the northern extension of the Lake Timiskaming Structural Zone (LTSZ), a broad northwesterly trending zone along which a number of kimberlite clusters occur. Following the LTSZ clusters south and east from Attiwapiskat to Kirkland Lake and the New Liskeard/Cobalt area, more than 30 kimberlite pipes have been located, some of which are diamond bearing.

Tres-Or is the exploration program operator. This agreement allows for systematic diamond exploration on the properties where ground magnetic surveys were completed by Tres-Or on the Lundy and Bucke claims. Over a dozen priority circular magnetic anomalies with responses indicative of potential kimberlite pipes occur on the properties. During the year, further detailed magnetic and electromagnetic ground surveys were completed on certain claims to delineate and prioritize potential sources for the kimberlite indicator mineral ("KIM") grains recovered from till sampling. As part of the phase I exploration program, detailed mapping, prospecting and sampling has been carried out to evaluate structural features which may have influenced kimberlite emplacement. The detailed sampling program included the collection of 41 till samples sampled down ice of magnetic anomalies. Currently, 21 till samples have been concentrated and selected for KIM sorting and microprobe analyses. The Company has expended $94,190 on it's share of exploration expenditures to date.

Drilling has been recommended to test high quality magnetic targets on some of the Temagami North Property, located within the New Liskeard kimberlite field, where at least 13 pipes have already been discovered, approximately half of which are diamond bearing. The targets to be tested are strong magnetic highs, within two kilometers of known diamondiferous pipes. Testing will consist of 500 metres of drill core and may commence upon the final compilation of geochemical and geophysical results.

Lakemount Property

With a view to farming the property out, on July 9, 2002 the Company entered into an option agreement to earn a 60% joint venture interest in Western Prospector Group Ltd's (WPG) interest in a total of 3,017 hectares in the Esquega township in the district of Algoma, Ontario and 38 contiguous claim units in the McMurray, Lastheels and Chabanel Townships, Ontario, known collectively as the Lakemount Property.

The Company paid $20,000 on signing of the agreement and is required to pay $40,000 by June 30, 2004. The Company also issued 200,000 units at a deemed value of $0.75 per unit and is to issue an additional 300,000 units (100,000 by June 30, 2003; 100,000 by June 30, 2004; and 100,000 by June 30, 2005). Each unit will consist of one common share and one common share purchase warrant exercisable for one additional common share for a 15-month period. The exercise price of the first 300,000 warrants is $1.00 and the subsequent tranches will have an exercise price set at the market price at the time of issuance. Acquisition expenditures to May 31, 2003 amount to $184,300, including legal fees. At October 14, 2003 the Lakemount Property agreement is not in good standing; however the parties are continuing negotiations to revise the agreement.

SCHEDULE "C" - **MANAGEMENT'S DISCUSSION & ANALYSIS (Cont'd...)**

As amended by a letter agreement dated October 23, 2002, the Company is required to incur exploration expenditures in the amount of $2,568,800 in stages before June 30, 2005 and to acquire $50,000 in the common stock of WPG by June 30, 2003. Rock has expended $64,160 on it's share of exploration expenditures to May 31, 2003, and has not acquired the common shares of WPG to date.

On August 30, 2002, the Company optioned 51% of the claims to Rock Minerals International.PLC (RMI), an Irish PLC, whereby RMI could earn a 51% interest in the Lakemount Property by paying the Company $100,000 before March 31, 2003 and making 100% of the future exploration and property expenditures required subsequent to December 31, 2002. In addition, the Company would be the operator and earn a 10% management fee on all exploration expenditures required by RMI subsequent to December 31, 2002. At October 14, 2003 this agreement is not in good standing.

In May 2003 RMI restructured and became known as Cabot Explorations PLC (Cabot). On May 21, 2003 the Company received a non-binding letter of intent proposal from Cabot for the assignment of the Company's Lakemount, Fyre Lake and Temagami East agreements in exchange for shares in Cabot and cash. This proposal requires an assignment agreement between the Company and Cabot, plus an agreement for each of the properties, signed between the Company, Cabot and the respective property Optionors.

On May 23, 2003 the Company, WPG and Cabot signed an agreement pursuant to the Cabot proposal. At October 14, 2003 this agreement is not in good standing.

Past exploration work on the Lakemount Property dates back to the late 1920's and includes mapping, sampling, geophysical surveys, bulk sampling and diamond drilling totaling over 25,000 meters. The majority of the exploration was focused primarily on the F Zone, which contains magmatic disseminated copper-nickel mineralization hosted on the border phase of the Sunrise Lake Peridotite Complex. The copper-nickel mineralization in this zone occurs in the southern border phase of the ultramafic intrusion. The few samples which were analyzed for platinum Group Elements at this time showed values of significance at 2003 prices.

Prior drilling programs totaling 122 holes in 24,170 meters have traced the mineralization over a length of 792 meters. From outcrops, the mineralization has been traced to a depth of 200 meters below the surface. Visible copper-nickel mineralization has been reported as two sub-parallel steeply north-dipping zones varying from 5 to 25 meters thick occurring 120 meters apart. They are separated by lower grade disseminated mineralization, which was not assayed during this earlier campaign.

In 1968, a drill indicated resource of 2.3 million tonnes grading 0.55% nickel and 0.36% copper was calculated for the F Zone. This resource, which does not necessarily conform to National Policy 43-101, is open along strike and down dip.

The Lakemount Property is considered to be an under-explored precious and base metals system, with opportunity for significant resource definition through drilling within and beyond the known limits of mineralization. In addition, there is a 'blue sky' potential for a diamond discovery on the Lakemount Property, as the western portion covers the intersection of the two major deep-seated structures that host the Wawa diamond discoveries. These discoveries, located north of the

SCHEDULE "C" - MANAGEMENT'S DISCUSSION & ANALYSIS (Cont'd...)

Lakemount Property, are seeing active exploration. Preliminary exploration on the property has identified a kimberlite dyke that could be sampled for its diamond bearing potential.

Fyre Lake Property

With a view to farming the property out, on June 26, 2002, the Company entered into an option agreement with Pacific Ridge Exploration Ltd. (PEX) granting the Company the right to earn a 60% interest in the Fyre Lake Property which comprise 169 mining claims covering 2,947 hectares located in the Finlayson Lake area of the Watson Lake Mining District in the Southeastern area of the Yukon Territory.

On July 9, 2002 the Company entered into an assignment agreement with Welcome Opportunities Ltd.(Welcome), (now Endeavour Mining Capital Corp.) to acquire the Welcome Agreement and all rights contained therein. Under the Welcome Agreement, Welcome owns 20% of the 40 core claims and has the right and option to increase its interest to 55%. The consideration for the assignment was 300,000 shares of the Company (issued).

In order to earn its interest, the Company issued 100,000 units to PEX at a deemed value of $0.75 per unit and is required to issue an additional 150,000 units by January 31, 2004. Each unit consists of one common share and one common share purchase warrant exercisable for one additional common share for a 15-month period. The exercise price of the first 100,000 warrants is $1.00 and the second tranche of warrants will have an exercise price set at the market price at the time of issuance.

Acquisition costs to date amount to $97,622, including legal costs. At October 14, 2003 the Fyre Lake Property agreement is not in good standing; however, the parties are continuing negotiations to revise the agreement.

On August 30, 2002, the Company optioned 51% of the claims to Rock Minerals International PLC (RMI), an Irish PLC, whereby RMI can earn a 51% interest in the Fyre Lake Property by paying the Company $100,000 before March 31, 2003 and making 100% of the future exploration expenditures required subsequent to December 31, 2002. In addition, the Company would be the operator and earn a 10% management fee on all exploration expenditures required by RMI subsequent to December 31, 2002. At October 14, 2003, this agreement is not in good standing.

In May 2003 RMI restructured and became known as Cabot Explorations PLC (Cabot). On May 21, 2003 the Company received a non-binding letter of intent proposal from Cabot for the assignment of the Company's Lakemount, Fyre Lake and Temagami East agreements in exchange for shares in Cabot and cash. This proposal requires an assignment agreement between the Company and Cabot, plus an agreement for each of the properties, signed between the Company, Cabot and the respective property Optionors.

On May 23, 2003 the Company, PEX and Cabot signed an agreement pursuant to the Cabot proposal. At October 14, 2003 this agreement is not in good standing

Two significant discoveries (Kudh ze Kayah and Wolverine) have been made less than 30 kilometers from the Fyre Lake Property and are currently under development. The Fyre Lake Property is underlain by the same host rocks as these other discoveries.

SCHEDULE "C" - **MANAGEMENT'S DISCUSSION & ANALYSIS (Cont'd...)**

The Fyre Lake Property has an extensive exploration history. Past work conducted by such companies as Atlas Explorations, Welcome North Mines, Placer Dome and Columbia Gold Mines (CGM) included mapping, gridding, electromagnetic and magnetic surveys, geochemical sampling, sample analysis and diamond drilling. CGM spent a total of $6.7 million on exploration and calculated a preliminary drill measured and indicated resource for the main mineralization zone (the 'Kona deposit') of 8.2 million tonnes grading 2.08% copper, 0.11% cobalt and 0.73 grams of gold per tonne. This resource is open along strike and down dip.

In August 2002, a revised resource estimate was done for the Kona deposit. Using a 1.0% copper cut-off grade, an indicated mineral resource of 3.57 million tonnes grading 1.57% copper, 0.10% cobalt and 0.61 grams of gold per tonne was calculated. The inferred mineral resource, using the same copper cut-off grade was 5.36 million tonnes grading 1.48% copper, 0.08% cobalt and 0.53 grams of gold per tonne. This resource estimate was prepared and reported in compliance with National Policy 43-101 guidelines.

In addition to this open resource there are three large untested targets on the Fyre Lake Property. These have similar geology, geochemistry and geophysics as the Kona mineralization and there is reason to believe that they could contain similar mineralization. Welcome is the exploration program operator. The Company has expended $13,800 for exploration expenditures to date.

Temagami East Property

With a view to farming the property out, on July 29, 2002, the Company entered into an option agreement with Tres-Or to earn a two third's interest in 795 contiguous claim units in the Temagami East Property, located near Temagami in northeastern Ontario.

Upon signing the agreement, the Company paid $13,000 and issued 200,000 common shares at a deemed value of $0.75 per share to Tres-Or. The Company subscribed for 290,000 units of Tres-Or at $0.35 per share before February 28, 2003 ($12,000 paid to date), each unit consisting of one common share and one share purchase warrant entitling the Company to purchase an additional common share of Tres-Or at a price of $0.50 per share within eighteen months of the issue date.

Under the terms of this agreement, and amended by a letter agreement dated November 12, 2002, the Company must make additional vendor payments to Tres-Or aggregating $225,000 ($25,000 paid to May 31, 2003) and must also fund a total of $400,000 in exploration expenditures between January 1, 2003 and December 31, 2003 and, depending on exploration results will have the option to fund a further $6.1 million in exploration expenditures over four years commencing December 31, 2004 until December 31, 2007. Exploration expenditures include management fees payable to Tres-Or not to exceed 10% of the total exploration expenditures. Acquisition costs to date, including legal fees amount to $191,956. The Company has not complied with all of the option terms and must pay $5,000 on October 30, 2003 in order to extend the option agreement or renegotiate it.

On August 30, 2002, the Company optioned 51% of the claims to Rock Minerals International PLC, (RMI) an Irish PLC, whereby RMI can earn a 51% interest in the Temagami East Property

SCHEDULE "C" - MANAGEMENT'S DISCUSSION & ANALYSIS (Cont'd...)

by paying the Company $100,000 before March 31, 2003 and making 100% of the future exploration expenditures required subsequent to December 31, 2002. At October 14, 2003 this agreement is not in good standing.

In May 2003 RMI restructured and became known as Cabot Explorations PLC (Cabot). On May 21, 2003 the Company received a non-binding letter of intent proposal from Cabot for the assignment of the Company's Lakemount, Fyre Lake and Temagami East agreements in exchange for shares in Cabot and cash. This proposal requires an assignment agreement between the Company and Cabot, plus an agreement for each of the properties, signed between the Company, Cabot and the respective property Optionors.

On June 19, 2003 the Company and TRS signed an agreement pursuant to the Cabot proposal. Cabot declined to sign, giving the reason for not signing as the then uncertain situation concerning the Company's Board unanimity.

Tres-Or is the exploration program operator. Tres-Or has compiled a proprietary and extensive data set of airborne geophysics, including measured horizontal and vertical magnetic gradient data flown at 150-metre line spacing over the Temagami East block. The geochemistry compiled includes indicator mineral (KIM) samples with favourable G10 chemistry, some sources likely derived within the Temagami East block and Mg-ilmenite chemistry from these samples which suggests multiple sources, and favourable conditions for diamond preservation within the kimberlite magma.

The Temagami area of Northeastern Ontario is considered very prospective for diamond exploration and was the subject of two government studies released in April 2001 and July 2002, which concluded that the area has good potential to host diamondiferous kimberlites based on the recovery of KIMs with favourable G10 chemistry. The Ontario Geological Survey ("OGS") completed a regional stream sediment heavy mineral program for kimberlite indicator minerals and located numerous such minerals in the drainages of the Temagami area. The conclusions of the OGS (Allen, 2001 and Reid, 2002) supported earlier exploration efforts, which highlighted the highly sub-calcic G10 garnets that are comparable to the best indicator minerals from producing diamondiferous kimberlites worldwide, including the Ekati Mine in the Northwest Territories.

The Temagami East Property is located on the southern margin of the Archean Superior Craton, in an area with encouraging kimberlite indicator mineral chemistry associated with important geological structures. This includes prominent northwest trending structures that parallel the Lake Timiskaming fault zones. These structures comprise the southern extension of a known kimberlite trend and are associated with more than 30 kimberlite pipes, which extend north and west to the diamondiferous Victor Pipe which De Beer's has reported a 36 million tonne inferred resource grading 0.43 carats per tonne and is undergoing pre-feasibility studies.

The Company has expended $7,396 on its share of the exploration program to date.

The OGS sample results and Tres-Or's sampling confirm good indicator mineral chemistry suggestive of diamondiferous kimberlite sources. The proprietary airborne geophysical database has defined several high-priority geophysical anomalies to follow-up immediately. Ground

SCHEDULE "C" - MANAGEMENT'S DISCUSSION & ANALYSIS (Cont'd...)

geophysical surveys in conjunction with systematic geochemical sampling has been recommended.

Abandonment of Margarita Property

On April 25, 2003, on the advice of it's consulting geologist, the Company terminated the December 21, 2001 option agreement with respect to the Margarita Property and abandoned the project. The acquisition and exploration expenditures totaling $168,946 were written off and charged against operations in the year.

Related Party Transactions

The financial statements include transactions for the year with related parties as detailed in note 10. These transactions include those with former directors as well as present directors. The fees paid include those to former and present directors and settlements of debts with former directors. The directors also contributed to financing by participating in private placements as well as through the exercise of options and warrants.

General and Administrative

A cost reduction program introduced by management, during the year, has achieved significant savings in administration and overhead costs. Moving to a smaller offices, staff reductions and the utilization of e-mail to reduce fax, telephone and mail costs has cut office and salary costs in half and long distance telephone costs by more than half. Although general and administrative expenses were reduced by about $250,000 over the previous year, some non-recurring costs have produced a $1.7 million loss for the year. Included in these non recurring costs are bad debts of $127, 983 resulting from the attempt to raise funds through RMI, the write off of the deferred property costs by $549,622 and consulting costs of $155,227 related to the RMI funding effort, negotiations to decrease the number of employees and officers of the Company, evaluation of the properties, and other general administration costs. Subject to the success of the negotiations concerning the Lakemount and Fyre Lake properties, respective deferred property costs may be written back.

Investor Relations

The Company retained KCSA, a New York based public relations firm, to assist the Company and its initiative to farm out the Lakemount, Fyre Lake and Temagami East properties. Costs for investor relations totaling $136,338, including KCSA were lower than the previous year.

Liquidity and Solvency

At this time, the Company has no operating revenues and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mining property. Historically, the Company has raised funds through loans, shares for debt settlements, private placements and the exercise of options and warrants. Approximately $1.3 million was raised during the year using these methods.

SCHEDULE "C" - MANAGEMENT'S DISCUSSION & ANALYSIS (Cont'd...)

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company's interest in the underlying mineral claims and leases and upon the future profitable or sufficient proceeds from the disposition of its mineral properties.

The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of and production from such properties. Recently metal prices have started to improve. This improvement may not be sustained and any down turn may adversely affect the Company's ability to raise capital to explore existing or new mineral properties.

The Company has incurred losses since inception and at May 31, 2003 has a working capital deficiency of $251,582 (2002 - $97,280). The Company requires additional funds to continue operations. Management is actively seeking additional financing, and while it has successfully done this in the past, there is no assurance that it will continue to be able to do so in the future. These matters raise doubt about the Company's ability to continue as a going concern.

Legal proceedings

In July 1995, the Provincial Government of B.C. expropriated certain mineral claims located in British Columbia known as the Amber Mineral Claims for the creation of a provincial park. To date the Company has sought compensation for such expropriation, through the courts. On June 5, 2003, the Company received a four to one judgement in its favour from the Court of Appeal in its expropriation claim against the Government. The Court of Appeal ordered that the amount of compensation payable to the company be determined by the Expropriation Compensation Board. However, the Government has made application to the Supreme Court of Canada seeking leave to appeal this judgement and the Company has filed a reply to the Government's application.

During its 2000 fiscal year, the Company had issued five year term convertible debentures with a 10% per annum coupon totaling $900,000. Early redemption by the Company increases the effective interest rate to 20% per annum. During the year ended May31, 2002 the Company negotiated the settlement of debentures having a face value $300,000 by issuing 2,000,000 common shares. The remaining debentures, having a face value of $600,000 are redeemable at the time damages are received provided the proceeds exceed 200% of the legal and other costs incurred by Rock in prosecuting the action. In such case 90% of the excess shall be used solely to redeem the debentures at a premium over the date the principal of the debentures was first advanced. See note 7. to the Consolidated Financial statements.

Subsequent Events: See note 14. to the Consolidated Financial statements.

After the year end May 31, 2003, the following additional events occurred:

In the first half of June, 2003, the Company announced that Richard Poulden had resigned from the Company's Board of Directors . At June 19, 2003, Allen Rose was terminated as Company Secretary and Chief Financial Officer, and was replaced by a newly appointed director, John A. Versfelt. Mr. Rose resigned from the Board of Directorson July 3, 2003. William Jung CA was

SCHEDULE "C" - MANAGEMENT'S DISCUSSION & ANALYSIS (Cont'd...)

also appointed to the Board of Directors on June 19, 2003. The Company received the resignations of Elston Johnston and Bruce Hirsche from the Board of Directors effective July 2, 2003. Anthony Balme was appointed as a replacement director on October 14, 2003. Accordingly the Company's Board now consists of five Directors, namely, Graeme Rowland, James G.G. Watt, William Jung, John A. Versfelt and Anthony Balme.

Options to purchase 289,250 shares at $0.75 per share expired June 21, 2003.